USIMINAS

Belo Horizonte, April 06, 2005

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail
Wash



Ref: Usinas Siderúrgicas de Minas Gerais - Usiminas
Exemption: Nº 82-3902

Gentleman/Madam:

We are enclosing copies of the Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS 4th Quarter results release and Usiminas 2004 Annual Shareholders Report and Social, Cultural and Environmental Statement 2004, all, in the English and Portuguese versions. We submit this information to you in order to maintain its exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Bruno Seno Fusaro
Investors Relations Manager

Encl.

cc: Veronica Westberg
The Bank of New York

FGR/02/dla/05

USIMINAS

Belo Horizonte, April 06, 2005

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref: Usinas Siderúrgicas de Minas Gerais - Usiminas
Exemption: Nº 82-3902

Gentleman/Madam:

We are enclosing copies of the Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS 4th Quarter results release and Usiminas 2004 Annual Shareholders Report and Social, Cultural and Environmental Statement 2004, all, in the English and Portuguese versions. We submit this information to you in order to maintain its exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,



Bruno Seno Fusaro
Investors Relations Manager

Encl.

cc: Veronica Westberg
The Bank of New York

FGR/02/dla/05

USIMINAS

TECNOLOGIA AVANÇADA PARA FABRICAR AÇO E BENEFICIAR VIDAS

1T05

Belo Horizonte, 11 de maio de 2005 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY) anunciou hoje os resultados do primeiro trimestre do exercício de 2005 (1T05). As informações operacionais e financeiras da Companhia, exceto onde estiver indicado de outra forma, são apresentadas com base em números consolidados e em reais, conforme a Legislação Societária. Todas as comparações realizadas neste comunicado levam em consideração o mesmo período de 2004 (1T04), exceto quando especificado em contrário.

Lucro líquido atinge R$ 1 bilhão e margem de EBITDA é recorde

"Os resultados do 1° trimestre de 2005 foram favorecidos pelas boas condições do mercado interno de laminados planos, mas refletem também a estratégia adotada nos últimos anos para consolidar o Sistema Usiminas em posição de destaque na siderurgia mundial. A boa performance operacional das empresas do Sistema proporcionou um desempenho econômico-financeiro superior, mantendo a tendência dos trimestres anteriores. Apesar do aumento da taxa básica de juros e de seus reflexos sobre a atividade industrial, o mercado brasileiro de laminados planos foi sustentado pelo bom desempenho de importantes segmentos da economia, como o automotivo e de autopeças, o de eletrodomésticos e aqueles com programas de exportação de longo prazo. No âmbito internacional, EUA e Europa apresentam elevados níveis de estoque, que provocaram pequeno declínio nos preços de venda para esses mercados. Por outro lado, na Ásia, a demanda continuou forte, influenciada pelo elevado ritmo de crescimento da economia chinesa. Nesse contexto de desafios e oportunidades, em que agilidade e capacidade administrativas são diferenciais importantes para agregar valor, obtivemos receita líquida de R$ 3,46 bilhões (46% de crescimento), lucro líquido de R$ 1,0 bilhão (aumento de 179%) e EBITDA de R$ 1,72 bilhão (margem recorde de 50%). Nosso endividamento consolidado reduziu-se em US$ 214 milhões no trimestre e a relação dívida líquida/EBITDA anualizada caiu para 0,4x, colocando-nos em posição mais confortável para assumir novos compromissos de investimentos. A reestruturação da Cosipa, que culminou com o fechamento do seu capital, foi um importante passo para tornar mais eficiente a estrutura organizacional, o que deverá contribuir para maximizar resultados futuros. Iniciamos agora um novo ciclo de investimentos em agregação de valor, redução de custos e modernização de equipamentos, confiantes em nossa competitividade e elevada rentabilidade."

Rinaldo Campos Soares - Diretor Presidente

31/3/2005	
Cotações Fech.	
USIM3	R$ 51,30
USIM5	R$ 57,50
USNZY	US$ 21.30
Valor de Mercado	
R$ 12,9 bilhões	
US$ 4,9 bilhões	

Destaques Consolidados

R$ milhões	1T 2005	1T 2004	4T 2004	Var. 1T05/1T04
Vendas Físicas (mil t.)	1.768	1.910	2.170	-7%
Receita Líquida	3.459	2.365	3.809	46%
Lucro Bruto	1.731	932	1.752	86%
Lucro Operacional (EBIT) a	1.563	777	1.589	101%
Resultado Financeiro	(160)	(253)	(81)	-37%
Lucro Líquido	1.001	358	1.127	179%
EBITDA b	1.724	921	1.816	87%
EBITDA (R$/t)	975	482	837	102%
Ativos Totais	17.510	15.799	16.981	11%
Endividamento Líquido	2.590	6.330	3.495	-59%
Patrimônio Líquido	6.951	4.358	5.949	59%

(a) Lucro antes dos juros, impostos e participações.

(b) Lucro antes dos juros, impostos, depreciações e amortizações e participações.

DIVULGAÇÃO IMEDIATA

USIMINAS
Bruno Seno Fusaro - GRI
brunofusaro@usiminas.com.br
Tel: (55 31) 3499-8710

FIRB - Financial Investor Relations Brasil
Ligia Montagnani -Consultora RI
ligia.montagnani@firb.com
Tel: (55 11) 3897-6405

Vendas e Receita



As vendas de produtos siderúrgicos do Sistema Usiminas totalizaram 1.8 milhão de toneladas no 1T05, com 78% desse volume colocados no mercado interno e 22% exportados. O mercado brasileiro de laminados planos apresentou crescimento de 12,4% no trimestre, em relação a igual período de 2004, enquanto o volume vendido pelo Sistema Usiminas foi 7% inferior. Essa diferença de comportamento deve-se principalmente à antecipação das vendas do 1T05 para o 4T04, realizada para não prejudicar as operações dos clientes, uma vez que, com a implantação do sistema SAP, a Empresa foi obrigada a paralisar por cinco dias o faturamento. Entretanto, se somadas as vendas do 1T05 às já faturadas para o segundo trimestre, estima-se atingir cerca de 3,8 milhões de toneladas, em linha com o planejado para o 1°. semestre de 2005. Apesar do menor volume vendido, a receita líquida consolidada atingiu R$ 3,46 bilhões, 46% superior à do 1T04, em decorrência de uma melhor conjuntura mercadológica, tanto no cenário doméstico quanto no internacional.

Perspectivas

O Sistema Usiminas trabalha com uma expectativa de crescimento de 3,5% para a economia brasileira em 2005 e com perspectivas positivas para o mercado interno de produtos laminados. A conjuntura externa, da mesma forma, apresenta-se favorável, ainda que a taxas mais modestas do que aquelas verificadas em 2004. Nesse cenário, o mercado Chinês reveste-se de importância em razão do aumento da demanda de aço e o baixo nível de estoques, parcialmente compensando a menor demanda dos mercados americano e europeu. A partir do 2T05 esses movimentos geográficos de mercado favorecem à Companhia a adotar uma estratégia de vendas um pouco mais voltada para a exportação, ensejando a adoção de uma política de adequação no mercado interno.
O cenário de maior acomodação entre a oferta e demanda no mercado internacional está dentro das previsões da Empresa, com acomodação gradual dos preços em níveis mais baixos, porém ainda elevados. Não há perspectivas de reduções significativas de preços, uma vez que as usinas encontram-se pressionadas em suas margens, dado os aumentos verificados nos seus custos.
O Sistema mantém como meta para o ano a comercialização de cerca de 8 milhões de toneladas de produtos siderúrgicos e o destino de aproximadamente 75% das vendas para o abastecimento do mercado interno.
A Companhia continua, de forma consistente, a ter uma forte geração operacional de caixa, que tende a manter-se ao longo de 2005, dando suporte à priorização do Plano de Investimentos em curso e no pagamento de dividendos aos acionistas.

Mercado, Produção e Vendas

Segundo dados do IBS-Instituto Brasileiro de Siderurgia, a produção brasileira de aço bruto somou 7,9 milhões de toneladas no 1T05, praticamente o mesmo volume produzido em igual período de 2004. A produção total de laminados no País no mesmo período também permaneceu estável e atingiu 5,6 milhões toneladas

As vendas ao mercado internos de laminados planos acumularam 2,8 milhões de toneladas no 1T05, com crescimento de 12,4% sobre as 2,5 milhões de toneladas vendidas no 1T04. Dentro desse segmento, destacam-se os produtos galvanizados, as folhas metálicas e os laminados a quente, que tiveram desempenho acima da média de mercado.

A demanda por produtos galvanizados foi influenciada, principalmente, pelo setor automotivo, cujas vendas para os mercados interno e externo mantiveram-se em ritmo crescente. A demanda por laminados a quente teve seu crescimento sustentado em grande parte pelos setores de autopeças, construção civil e distribuição.

Vale destacar ainda o bom desempenho do mercado de chapas grossas, cuja demanda tem se mantido aquecida nos últimos meses, tendência que deve ser mantida a médio prazo.

O volume das exportações brasileiras de laminados planos sofreu queda de 26,3%, passando de 828,2 mil t no 1T04 para 610,0 mil t no 1T05, em razão da retração dos mercados norte-americano e europeu.

USIMINAS

As Usinas de Ipatinga (Usiminas) e Cubatão (Cosipa) trabalharam a plena carga, sem interrupção de operação que pudesse prejudicar o cumprimento das metas estabelecidas para o ano. A produção de aço bruto no 1°. trimestre/2005 alcançou 2,2 milhões de toneladas (27,3% da produção brasileira), volume ligeiramente inferior ao de igual período de 2004.

Produção (Aço Bruto)

Mil toneladas	1T 2005	1T 2004	4T 2004	Var. 1T05/1T04	Var. 1T05/4T04
Usiminas	1.135	1.165	1.178	-3%	-4%
Cosipa	1.032	1.059	1.051	-3%	-2%
Total	2.167	2.224	2.229	-3%	-3%



Vendas Consolidadas (mil t)
1.830
1.939
1.822
2.119
1.910
1.971
2.011
2.170
1.768
25%
26%
35%
36%
28%
27%
29%
29%
22%
75%
74%
65%
64%
72%
73%
71%
71%
78%
1T03
2T03
3T03
4T03
1T04
2T04
3T04
4T04
1T05
Mercado Interno
Mercado Externo

O Sistema Usiminas comercializou 1,8 milhão de toneladas de produtos siderúrgicos laminados e beneficiados no 1T05. Somadas as vendas já faturadas para o 2T05, o volume de vendas estimado para o 1° semestre/2005 é 3,8 milhões de toneladas. A Companhia espera concluir o 1° semestre/2005 com aproximadamente 71% das vendas destinadas ao mercado interno e 29% à exportação.

78% das vendas destinadas ao MI

Durante o trimestre, foi dada maior prioridade para o mercado interno, com as empresas do Sistema Usiminas destinando 78% do volume total comercializado a esse mercado. Isso representou um crescimento de participação de 6 pontos porcentuais, relativamente ao 1T04 e de 7 pontos porcentuais em relação ao 4T04.

O Sistema Usiminas continuou sendo o principal fornecedor de laminados planos no país, encerrando o trimestre com um "*market share*" acima de 50% e mantendo posição de liderança em importantes setores, como automotivo, de máquinas agrícolas e rodoviárias, de equipamentos industriais, eletrônico, de tubos de pequeno e de grande diâmetro, de perfis e naval.

No mercado externo, as vendas consolidadas da Usiminas acumularam 384 mil toneladas, uma retração de 28%, em função das condições dos mercados americano e europeu e da prioridade dada ao atendimento da demanda interna.

Vendas

Mil toneladas	1T 2005		1T 2004		4T 2004		Var. 1T05/1T04
Usiminas							
Mercado Interno	846	88%	833	81%	925	83%	2%
Mercado Externo	113	12%	198	19%	185	17%	-43%
Total	959	100%	1.031	100%	1.110	100%	-7%
Cosipa							
Mercado Interno	538	67%	546	62%	617	58%	-1%
Mercado Externo	271	33%	333	38%	443	42%	-19%
Total	809	100%	879	100%	1.060	100%	-8%
Sistema							
Mercado Interno	1.384	78%	1.379	72%	1.542	71%	0%
Mercado Externo	384	22%	531	28%	628	29%	-28%
Total	1.768	100%	1.910	100%	2.170	100%	-7%

Os embarques para o mercado externo do Sistema Usiminas tiveram os seguintes destinos no 1T05: a América do Norte representou 38% das exportações, sendo que 22% para os Estados Unidos e 16% para o México. Para a América do Sul foram destinados 40% do volume exportado, e os restantes 22% foram embarcados para outros países.

Distribuição das Vendas Físicas por Mercado- 1T05


Usiminas
Cosipa
Sistema
ME
12%
MI
88%
ME
33%
MI
67%
ME
22%
MI
78%

Receita Líquida

A receita líquida consolidada cresceu 46% no 1T05 e atingiu R$ 3,46 bilhões, em decorrência da conjuntura favorável nos mercados doméstico e internacional, o que compensou a redução do volume. A receita líquida por tonelada aumentou 57%, passando de R$ 1.173/t no 1T04 para R$ 1.836/t no 1T05.



Lucro Bruto

O lucro bruto no trimestre foi de R$ 1,7 bilhão, valor 86% superior ao de igual período do ano anterior. O custo dos produtos vendidos (CPV) elevou-se 21% no trimestre, devido principalmente à alta de preços de matérias primas.

A margem bruta alcançou 50% no trimestre, contra 39% da de igual período de 2004, o que representa um ganho de 11 pontos percentuais. Esse aumento resultou da conjugação da boa performance operacional com uma conjuntura de mercado favorável, que permitiu repassar custos e elevar preços, acompanhando o mercado externo.

Lucro Operacional

O lucro operacional antes das despesas financeiras (EBIT) cresceu 101% e atingiu R$ 1,6 bilhão no 1T05. No comparativo anual, a margem EBIT saltou de 33% para 45% neste trimestre, apesar da elevação das despesas gerais e administrativas (basicamente em função do acordo coletivo e participação dos empregados nos resultados) e do acréscimo das despesas operacionais (principalmente em função do ajuste do déficit atuarial da Usiminas Controladora).

O EBITDA atingiu R$ 1,7 bilhão no trimestre, com elevação de 87% em relação ao mesmo trimestre de 2004. A margem EBITDA atingiu um recorde de 50% no trimestre, 11 pontos percentuais acima da alcançada no 1T04. Esse bom desempenho contribuiu para reforçar o caixa da Companhia e reduzir o endividamento.

Margem Ebitda recorde de 50%

Resultado Financeiro e Endividamento

Na análise 1T/1T, as despesas financeiras líquidas apresentaram uma redução de R$ 93 milhões, pela conjugação dos fatores: redução dos juros incidentes sobre a dívida e o aumento nas receitas decorrente de aplicações financeiras da ordem de R$ 38 milhões. Os efeitos monetários e cambiais representaram R$ 10,8 milhões positivos no período.

A dívida bruta consolidada em 31/03/05, de R$ 4,9 bilhões, era formada por financiamentos de exportações e importações (que representavam 35% do total da dívida), por financiamentos do BNDES (22%), por operações no mercado de capitais (14%) e operações variadas (29%).

O endividamento total passou de R$ 5,4 bilhões (US$ 2,0 bilhões) em 31/12/04 para R$ 4,9 bilhões (US$ 1,8 bilhão) em 31/03/05. A amortização efetiva no período foi de US$ 214 milhões. Os empréstimos e financiamentos de longo prazo passaram a representar 74% do total , contra 71% em 31/12/04, o que é considerado pela Companhia um perfil adequado. A sólida situação financeira é refletida pela relação dívida líquida/EBITDA, que passou de 0.6x no final de 2004 para 0,4x em 31/03/05.


Dívida Líquida Consolidada / EBITDA
2,7
2,2
2,2
2,2
2,0
1,7
1,1
0,6
0,4
8,1
7,4
7,4
6,7
6,3
6,1
5,0
3,5
2,6
1T03 2T03 3T03 4T03 1T04 2T04 3T04 4T04 1T05
DLC (R$ bi)
DLC/EBITDA
EBITDA e Margem EBITDA
42%
36%
33%
31%
39%
46%
49%
48%
50%
889
760
660
763
921
1.285
1.602
1.816
1.724
1T03 2T03 3T03 4T03 1T04 2T04 3T04 4T04 1T05
EBITDA (R$ milhões)
Margem EBITDA

Lucro Líquido

O lucro líquido consolidado atingiu R$ 1,0 bilhão no 1T05 um crescimento de 179%. Este resultado é o maior da história da Empresa no período janeiro a março, refletindo a estratégia de longo prazo da Companhia , seu foco no mercado doméstico, fidelização de seus clientes, além de sua reconhecida estabilidade operacional.

Investimentos

Os investimentos consolidados totalizaram R$ 124 milhões no trimestre e estão de acordo com o cronograma estabelecido no planejamento. Os desembolsos previstos para 2005 e 2006 montam a aproximadamente US$ 230 milhões e US$ 350 milhões, respectivamente, incluindo os desembolsos destinados à manutenção e atualização tecnológica de equipamentos, cuja estimativa para 2005 é de US$ 150 milhões.

Os investimentos nos próximos dois anos estarão concentrados em:

? Aumento de 16% para 33% da geração própria de energia elétrica, mediante os seguintes projetos: Termelétrica de 60 MW a ser instalada na Usina de Ipatinga, com estimativa de gastos de US$ 60 milhões; Turbina de topo de 12 MW, a ser instalada na Usina de Cubatão, com estimativa de gastos de US$ 15 milhões.

? Auto-suficiência na produção de coque em meados de 2007, por meio da construção de uma nova coqueria de 550 mil t/ano de capacidade na Usina de Ipatinga, com estimativa de gastos da ordem de US$ 150 milhões;

? Enobrecimento de produtos e aumento da produtividade, mediante reforma da Máquina de Lingotamento Contínuo a ser instalada na Usina de Cubatão, com estimativa de gastos da ordem de US$ 70 milhões.

A empresa está negociando com agências governamentais financiamentos de longo prazo para os projetos acima.

Mercado de Capitais

As ações da Usiminas movimentaram quase R$ 3,9 bilhões em negócios na Bolsa de Valores de São Paulo, superior em 90% a igual período de 2004. O volume total de negócios com ações da Usiminas no trimestre representou 5,33% do volume do Índice Bovespa. Os papéis da Usiminas tiveram valorização acima da do Índice Bovespa, com USIM5 registrando 6,58% (Ibovespa = 1,58%). O ADR negociado no Mercado de Balcão de Nova Iorque teve valorização de 5,45% no trimestre.

Quadro resumo de negociação das ações da Usiminas

Ação, ADR ou Índice de Bolsa	Número de negócios	Qtde. de Ações Negociadas 1000 ações	Volume negociado R$ mil	Valorização %	Cotação de Fechamento 31/03/05
USIM3 (ON)	773	1.216	64.000	2,60%	R$ 51,30
USIM5 (PNA)	72.718	64.991	3.805.349	6,58%	R$ 57,50
USNZY (ADR	--	-	-	5,45%	US$ 21.30
Soma	73.491	66.209	3.869.483	-	-
IBOVESPA	1.593.177	-	72.558.594	1,58%	26.610


USIM5 x Ibovespa (30/12/04=100)
140
130
120
110
100
90
80
dez-04
jan-05
fev-05
mar-05
USIM5
Ibovespa

Base Acionária Total:	225.285.820
ON	112.280.152
PNA	112.551.894
PNB	453.774

? A participação da ação PN da Usiminas na composição da carteira teórica do Ibovespa foi elevada para 5,2% no 2° quadrimestre de 2005, ocupando a quarta posição entre as mais negociadas. A carteira do Ibovespa lista 55 papéis e é composta pelos ativos que nos doze meses anteriores apresentaram índices de negociabilidade, participação no volume financeiro e presença em pregão em níveis que atenderam aos critérios estabelecidos em sua metodologia de cálculo. Para manter a representatividade do Ibovespa, a reclassificação da carteira ocorre ao final de cada quadrimestre, vigorando para os períodos de janeiro a abril, maio a agosto e setembro a dezembro.

? Procedimentos para futura listagem das ações PN da Usiminas na Latibex (Bolsa de Madri) estão em curso e deverá acontecer no início do segundo semestre deste ano.

? Com a conclusão da operação de reestruturação da Cosipa e conseqüente fechamento de seu capital, suas ações CSPC3 e CSPC4 deixaram de ser negociadas na Bovespa.

? No final do IT05 foi liquidado um Eurobond lançado em Novembro/03 com prazo de 18 meses no valor de US$ 75 milhões.

? A Cosipa mantém duas operações de Eurobond. A primeira lançada em Novembro/03 com vencimento em Novembro/06 no valor de US$ 75 milhões e uma segunda, lançada em Janeiro/04 com vencimento em Janeiro/09 no valor de US$ 175 milhões.

Outros Destaques

Reestruturação da Cosipa

A Usiminas concluiu o processo de reestruturação da COSIPA, que teve seu capital fechado em 05/04/05, encerrando assim um amplo processo iniciado em 1999. Ao estabelecer uma só diretoria para as duas empresas, Usiminas e Cosipa, busca-se maior integração em todas as áreas, fortalecendo as corporações para o alcance de resultados cada vez mais consistentes.

Sistema SAP R/3

No dia 05/01/05, entrou em operação a nova versão do Sistema SAP R/3, com a implantação de diversos módulos que abrangem todas as áreas das duas usinas, Usiminas e Cosipa, para alcançar maior integração entre essas empresas. Trata-se de um sistema que utiliza a mais alta tecnologia e permite o aprimoramento dos controles internos, a padronização de funções e a racionalização da utilização dos recursos disponíveis.

Global Compact (Pacto Global)



A Usiminas anuncia que aderiu ao Global Compact. O Pacto Global é um iniciativa internacional para reunir empresas, organismos das Nações Unidas, trabalhadores e representantes da sociedade civil para criar uma economia mais inclusiva e com mais sustentabilidade. Essa iniciativa foi proposta pelo Secretário Geral da ONU, Kofi Annan, em janeiro de 1999 no Fórum Econômico Mundial em Davos. Ao aderir ao Pacto Global a Usiminas está anuindo a 10 princípios universais de direitos humanos, trabalho, meio ambiente e contra corrupção. A companhia reafirma, assim, seu compromisso com o desenvolvimento global sustentado partindo de ações no âmbito regional e busca associar esse compromisso com a valorização de sua imagem internacionalmente, tratando-a como um bem intangível que cria valor para seus acionistas.

Outras empresas participantes do Sistema Usiminas (informações não consolidadas)

Sidor

Maior produtora de aço da Venezuela, a Sidor produziu, no 1T05, 875 mil toneladas de aço líquido. Foram comercializadas 931 mil toneladas, sendo 38% para atender o mercado interno e 62% o externo. O faturamento bruto da empresa atingiu US$ 596 milhões no período e o EBITDA foi de US$ 280 milhões. O lucro líquido auferido no trimestre foi de US$ 68 milhões.

Destaca-se, no período, a entrada em operação da linha de acabamento do tiras a quente, conhecida como *Skin Pass*, com capacidade para 600 mil toneladas anuais.

A Usiminas é acionista na Sidor via "Consórcio Amazônia" - detém 16,6% do Consórcio, o que corresponde a 9,9% do capital da Sidor.

Siderar

A maior siderúrgica argentina registrou no 1T05 vendas de 597 mil toneladas, um volume 7% superior ao de igual período do ano passado. O mercado doméstico, refletindo a recuperação da economia argentina, representou 63% dos despachos. Destaca-se, naquele país, a recuperação da indústria automobilística e da indústria voltada para a exportação. As vendas ao mercado externo foram de 217 mil toneladas, sendo que a Europa representou 50%, enquanto que as Américas do Sul e do Norte foram responsáveis por outros 44%.

A receita líquida no período foi de US$ 404 milhões, um crescimento de 50%, e o EBITDA alcançou US$ 192 milhões, com margem de EBITDA de 48%. O lucro líquido registrado no trimestre foi de US$ 142 milhões, 103% acima de igual período do ano anterior.

A Usiminas possui uma participação de 5,32% do capital da Siderar.

Usiminas Mecânica

Maior empresa de bens de capital e serviços do país, a "UMSA" possui atualmente em sua carteira diversos projetos, com destaques para: estrutura de módulos de plataformas petrolíferas, reforma da ponte Bronx-Whitestone em Nova Iorque, fabricação da carcaça do Alto-Forno III da Companhia Siderúrgica Tubarão, equipamentos e montagem para a Expansão 2 da Alunorte, montagem industrial da Mina de Fábrica Nova da Companhia Vale do Rio Doce e guindastes portuários.

A empresa obteve no 1T05 lucro líquido de R$ 12,6 milhões, significativamente acima dos R$ 2,2 milhões registrados no ano anterior. Sua receita líquida expandiu-se em 72% e houve expressiva redução dos custos operacionais e administrativos.

A Usiminas Mecânica é uma subsidiária integral da Usiminas.

Unigal

Joint-Venture entre a Usiminas e a Nippon Steel, a empresa processa bobinas a frio através da galvanização por imersão a quente.

No 1T05, foram processadas 108 mil toneladas, volume aproximadamente 13% superior ao do mesmo período do ano anterior. Sua receita líquida cresceu 186% e alcançou R$ 52,7 milhões, graças ao cenário positivo que favoreceu a expansão do volume e o aumento dos preços, enquanto seu EBITDA foi de R$ 47,9 milhões. O lucro líquido do período atingiu R$ 19 milhões.

A Usiminas detém 79,3% do capital da Unigal.

<u>Teleconferência</u>: **segunda-feira, 16 de maio**

Local, às 10:00 horas (Brasília).
Telefones para conexão:
Brasil: (11) 4613-0500
Exterior: (55 11) 4613-4520

Internacional, às 12:00 horas (Brasília).
Telefones para conexão:
EUA: (1 800) 860-2442
Brasil: (11) 4613-0502
Demais países: (1 412) 858-4600

Senhas de acesso: **315** + **PIN** (local)
630 + **PIN** (internacional)

O áudio da teleconferência será transmitido ao vivo pela internet, acompanhado por uma apresentação de slides no website: **www.usiminas.com.br**

Declarações contidas nesse comunicado relativas às perspectivas dos negócios da Companhia, projeções de resultados operacionais e financeiros e referências ao potencial de crescimento da Companhia constituem meras previsões e foram baseadas nas expectativas da Administração em relação ao seu desempenho futuro. Essas expectativas são altamente dependentes do comportamento do mercado, da situação econômica do Brasil, da indústria e dos mercados internacionais, portanto sujeitas a mudanças.

###

Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS é uma companhia siderúrgica integrada, com receita líquida consolidada de R$ 12,2 bilhões em 2004. O Sistema USIMINAS, formado por USIMINAS e Cosipa, possui capacidade de produção anual de 9,3 milhões de aço bruto e ocupa posição de liderança no mercado interno de laminados planos e atende aos setores automobilístico, de autopeças, de máquinas agrícolas e rodoviárias, de equipamentos eletroeletrônicos e de tubos de grande diâmetro.

Demonstração do Resultado Trimestral - Controladora

Legislação Societária

R$ mil	1T 2005	1T 2004	4T 2004	Var. 1T05/1T04
Receita Líquida de Vendas	**1.903.164**	**1.306.787**	**2.028.584**	**46%**
Mercado Interno	1.669.226	1.081.993	1.684.435	54%
Mercado Externo	233.938	224.794	344.149	4%
Custo dos Produtos Vendidos	(887.560)	(737.930)	(1.066.700)	20%
Lucro Bruto	**1.015.604**	**568.857**	**961.884**	**79%**
Margem bruta	53%	44%	47%	9 p.p.
(Despesas) Receitas Operacionais	**(78.913)**	**(64.726)**	**(97.827)**	**22%**
Vendas	(22.126)	(20.910)	(24.988)	6%
Gerais e Administrativas	(27.463)	(22.052)	(33.623)	25%
Outras (Despesas) Receitas	(29.324)	(21.764)	(39.216)	35%
Lucro Operacional antes das Desp.Fin. (EBIT)	**936.691**	**504.131**	**864.057**	**86%**
Margem Operacional	49%	39%	43%	11 p.p.
(Despesas) Receitas Financeiras	(29.708)	(81.964)	(65.107)	-64%
Participação em Controladas	493.028	80.327	676.979	514%
Lucro Operacional	**1.400.011**	**502.494**	**1.475.929**	**179%**
Resultado Não Operacional	2.225	(4.810)	4.391	-146%
Lucro antes dos Tributos e das Participações	**1.402.236**	**497.684**	**1.480.320**	**182%**
Imposto de Renda / Contribuição Social	(375.153)	(132.393)	(333.185)	183%
Lucro antes das Participações	1.027.083	365.291	1.147.135	181%
Lucro Líquido	**1.027.083**	**365.291**	**1.147.135**	**181%**
Margem Líquida	54%	28%	57%	26 p.p.
Lucro Líquido por ação	4,68180	1,66512	5,22904	181%
EBITDA	**1.000.113**	**570.762**	**994.303**	**75%**
Margem EBITDA	52,6%	43,7%	49,0%	8,9 p.p.
Depreciação	63.422	62.039	64.198	2%
Provisões	-	-	66.048	

Demonstração do Resultado Trimestral - Consolidado

Legislação Societária

R$ mil	1T 2005	1T 2004	4T 2004	Var. 1T05/1T04
Receita Líquida de Vendas	**3.458.802**	**2.364.710**	**3.808.981**	**46%**
Mercado Interno	2.789.209	1.781.386	2.747.365	57%
Mercado Externo	669.593	583.324	1.061.616	15%
Custo dos Produtos Vendidos	(1.727.829)	(1.432.720)	(2.056.945)	21%
Lucro Bruto	**1.730.973**	**931.990**	**1.752.036**	**86%**
Margem bruta	50%	39%	46%	11 p.p.
(Despesas) Receitas Operacionais	(167.566)	(155.155)	(163.015)	8%
Vendas	(54.044)	(53.282)	(67.337)	1%
Gerais e Administrativas	(58.055)	(53.953)	(66.114)	8%
Outras (Despesas) Receitas	(55.467)	(47.920)	(29.564)	16%
Lucro Operacional antes das Desp.Fin. (EBIT)	**1.563.407**	**776.835**	**1.589.021**	**101%**
Margem Operacional	45%	33%	42%	12 p.p.
(Despesas) Receitas Financeiras	(160.288)	(253.433)	(81.091)	-37%
Participação em Controladas	149.238	13.908	236.985	973%
Lucro Operacional	**1.552.357**	**537.310**	**1.744.915**	**189%**
Resultado Não Operacional	1.466	(7.388)	(85.443)	-120%
Lucro antes dos Tributos e das Participações	**1.553.823**	**529.922**	**1.659.472**	**193%**
Imposto de Renda / Contribuição Social	(543.263)	(164.645)	(494.283)	230%
Lucro antes das Participações	**1.010.560**	**365.277**	**1.165.189**	**177%**
Participações Minoritários	(9.242)	(6.857)	(37.948)	35%
Lucro Líquido	**1.001.318**	**358.420**	**1.127.241**	**179%**
Margem Líquida	29%	15%	30%	14 p.p.
Lucro Líquido por ação	4,56436	1,63380	5,13836	179%
EBITDA	**1.723.897**	**921.083**	**1.816.063**	**87%**
Margem EBITDA	49,8%	39,0%	47,7%	10,8 p.p.
Depreciação	139.847	135.070	133.215	4%
Provisões	20.643	9.178	93.827	125%

Fluxo de Caixa

Legislação Societária

R$ mil	Controladora 1T 2005	Controladora 1T 2004	Consolidado 1T 2005	Consolidado 1T 2004
Atividades Operacionais				
Lucro (Prejuízo) Líquido do Exercício	1.027.083	365.291	1.001.318	358.420
Encargos e Var. Monetária/Cambiais líquidas	73.478	87.616	193.404	254.676
Depreciação, Amortização e Exaustão	63.422	62.039	139.847	135.070
Baixa de Investimentos	9.227	5	9.443	93
Participações em Controladas/Coligadas	(493.028)	(80.327)	(149.238)	(13.908)
Recebimentos de Dividendos de Subsidiárias	0	0	0	362
Imposto de Renda e Contribuição Social	375.153	132.393	543.263	164.645
Provisões	5.582	39.984	23.701	91.596
Ajuste Participação Minoritários	0	0	9.242	6.857
Total	**1.060.917**	**607.001**	**1.770.980**	**997.811**
(Acréscimo)/Decréscimo de Ativos				
Em Contas a Receber	61.024	4.114	235.104	(20.375)
Nos Estoques	(139.348)	21.408	(260.499)	5.907
em Impostos a Recuperar	(5.565)	66.239	(16.913)	72.331
Acréscimo/Decréscimo IR/CS Diferidos	114.090	34.737	161.943	33.700
em Depósitos Judiciais	(135)	(17.535)	(5.128)	(25.262)
Outros	19.216	(7.054)	78.625	7.321
Total	**49.282**	**101.909**	**193.132**	**73.622**
Acréscimo/(Decréscimo) de Passivos				
Em Fornecedores	65.072	(16.401)	26.914	8.975
Valores a pagar a sociedades ligadas	46.475	(25.452)	68.767	19.987
Adiantamentos de clientes	(848)	(1.270)	32.224	44.458
Tributos a recolher	13.054	1.869	2.873	2.202
Imposto de Renda e Contribuição Social	(319.416)	(84.134)	(410.788)	(123.302)
Outros	(66.982)	(65.495)	12.600	(44.769)
Total	**(262.645)**	**(190.883)**	**(267.410)**	**(92.449)**
Fluxo de Caixa das Atividades Operacionais	847.554	518.027	1.696.702	978.984
Atividades Financeiras				
Ingressos de Emprest. e Financiam. e Debêntures	66	6.131	113.279	1.166.760
Pagamentos de Emprést./Financiam. e Debêntures	(326.845)	(292.589)	(683.285)	(1.223.281)
Juros Pagos s/ Empr./Financ., Debêntures e trib parc.	(39.179)	(45.231)	(85.645)	(173.503)
Resgate de Operações de Swap	(15.830)	(11.983)	(78.145)	(27.541)
Dividendos / Juros sobre Capital Próprio Pagos	(7.009)	(302.207)	(37.206)	(302.207)
Fluxo de Caixa das Atividades Financeiras	(388.797)	(645.879)	(771.002)	(559.772)
Atividades de Investimentos				
(Adições) Baixa de Investimentos	(287.791)	0	(365.925)	0
(Adições) p/ Imobilizado, excl. Encargos Capitalizados	(100.224)	(10.868)	(123.810)	(40.313)
(Adições) Baixa do ativo permanente	0	0	(1.701)	
Fluxo de Caixa das Atividades de Investimentos	(388.015)	(10.868)	(491.436)	(40.313)
Variação Cambial sobre Disponibilidades	1.078	1.612	(2.613)	3.942
Variação no Saldo de Caixa	71.820	(137.108)	431.651	382.841
No Início do Período	1.398.139	442.733	1.902.174	843.007
No Final do Período	1.469.959	305.625	2.333.825	1.225.848

Balanço Patrimonial - Ativo

Legislação Societária - R$ mil

Ativo	Controladora		Consolidado	
	31-mar-05	31-dez-04	31-mar-05	31-dez-04
Circulante	3.828.878	3.746.938	6.688.508	6.343.217
Disponibilidades	1.469.959	1.398.139	2.333.825	1.902.174
Contas a Receber	829.358	890.382	1.575.630	1.810.734
Impostos a Recuperar	26.148	20.583	105.062	162.276
Estoques	1.070.788	931.440	2.240.956	1.980.457
Impostos Diferidos	245.155	294.607	245.155	294.607
Outros Títulos e Valores a Receber	187.470	211.787	187.880	192.969
Realizável a Longo Prazo	851.869	913.668	1.179.047	1.349.007
Impostos Diferidos	486.220	550.858	773.325	885.816
Créditos com Controladas	128.644	138.206	188	80.787
Depósitos Judiciais	159.615	159.480	270.983	265.855
Impostos a Recuperar	26.937	14.340	30.252	18.127
Outros	50.453	50.784	104.299	98.422
Permanente	7.418.925	6.610.516	9.642.480	9.289.250
Investimentos	3.889.454	3.108.864	716.080	344.300
Imobilizado	3.529.471	3.501.652	8.877.640	8.895.881
Diferido	-	-	48.760	49.069
Total do Ativo	12.099.672	11.271.122	17.510.035	16.981.474

Balanço Patrimonial - Passivo

Legislação Societária - R$ mil

Passivo	Controladora		Consolidado	
	31-mar-05	31-dez-04	31-mar-05	31-dez-04
Circulante	**2.263.662**	**2.239.083**	**3.869.624**	**3.916.815**
Empréstimos e Financiamentos e Tributos Parcelados	536.241	616.470	1.252.338	1.378.417
Fornecedores, empreiteiros e fretes	163.816	98.979	374.154	347.240
Impostos, Taxas e Contribuições	446.452	461.480	699.180	738.550
Dívidas com Controladas	93.373	46.898	116.085	47.318
Instrumentos Financeiros	23.527	27.167	92.601	129.112
Contas a pagar FEMCO	-	-	10.527	11.166
Dividendos a pagar	787.794	794.803	796.803	807.026
Outros	212.459	193.286	527.936	457.986
				-
Exigível a Longo Prazo	**2.798.948**	**3.022.060**	**6.609.332**	**6.921.004**
Empréstimos e Financiamentos e Tributos Parcelados	864.557	1.113.224	3.319.751	3.669.798
Dívidas com Controladas	96.415	94.409	16.404	16.918
Contingências	604.390	589.769	1.042.659	1.019.548
Passivo Atuarial	965.363	962.431	1.042.008	1.025.927
Instrumentos Financeiros	165.258	155.581	579.127	556.827
Contas a pagar FEMCO	-	-	341.481	348.523
Outros	102.965	106.646	267.902	283.463
Participação dos Minoritários	**-**	**-**	**80.277**	**194.171**
Patrimônio Líquido	**7.037.062**	**6.009.979**	**6.950.802**	**5.949.484**
Capital Social	2.400.000	1.280.839	2.400.000	1.280.839
Reservas	3.609.979	1.675.416	3.549.484	1.649.779
Lucro do Exercício	1.027.083	3.053.724	1.001.318	3.018.866
Total do Passivo	**12.099.672**	**11.271.122**	**17.510.035**	**16.981.474**

Companhia Siderúrgica Paulista - COSIPA
Demonstração do Resultado Trimestral - Consolidado
Legislação Societária

R$ mil	1T 2005	1T 2004	4T 2004	Var.% 1T05/1T04
Receita Líquida de Vendas	**1.343.405**	**933.398**	**1.654.487**	44
Mercado Interno	960.195	611.965	1.007.085	57
Mercado Externo	383.210	321.433	647.402	19
Custo dos Produtos Vendidos	(709.634)	(619.959)	(934.229)	14
Lucro Bruto	**633.771**	**313.439**	**720.258**	102
Margem bruta %	*47,2%*	*33,6%*	*43,5%*	*14 p.p.*
(Despesas) Receitas Operacionais	**(54.788)**	**(53.440)**	**(30.895)**	3
Vendas	(16.689)	(16.332)	(22.975)	2
Gerais e Administrativas	(12.962)	(15.951)	(16.867)	-19
Outras (Despesas) Receitas	(25.137)	(21.157)	8.947	19
Lucro Operacional antes das Desp.Fin. (EBIT)	**578.983**	**259.999**	**689.363**	123
Margem Operacional %	*43,1%*	*27,9%*	*41,7%*	*15 p.p.*
(Despesas) Receitas Financeiras	**(124.140)**	**(166.169)**	**(33.794)**	(25)
Participação em Controladas	2.729	1.085	3.466	152
Lucro Operacional	**457.572**	**94.915**	**659.035**	382
Resultado Não Operacional	(759)	(2.857)	(88.760)	(73)
Lucro antes dos Tributos e das Participações	**456.813**	**92.058**	**570.275**	396
Imposto de Renda / Contribuição Social	(157.958)	(31.359)	(153.266)	404
Lucro antes das Participações	**298.855**	**60.699**	**417.009**	392
Participações Minoritários				
Lucro Líquido	298.855	60.699	417.009	392
Lucro Líquido por ação	**0,07458**	**0,01515**	**0,10407**	
EBITDA	**663.543**	**323.163**	**771.644**	105
Margem EBITDA %	*49,4%*	*34,6%*	*46,6%*	*15 p.p.*
Depreciação	64.284	60.001	60.786	7

Companhia Siderúrgica Paulista - COSIPA
Fluxo de Caixa Consolidado
Legislação Societária

R$ mil	CONSOLIDADO	
	1T 2005	1T 2004
Atividades Operacionais		
Lucro (Prejuízo) Líquido do Exercício	298.855	60.699
Encargos e Var. Monetária/Cambiais líquidas	114.130	154.714
Depreciação, Amortização e Exaustão	64.284	60.001
Baixa de Investimentos	227	
Participações em Controladas/Coligadas	(2.729)	(1.361)
Recebimentos de Dividendos de Subsidiárias		362
Imposto de Renda e Contribuição Social	157.958	31.359
Provisões	16.825	52.312
Ajuste Participação Minoritários		
Total	649.550	358.086
(Acréscimo)/Decréscimo de Ativos		
Em Contas a Receber	174.790	47.977
Nos Estoques	(75.155)	(8.022)
em Impostos a Recuperar	(4.287)	20.259
Acréscimo/Decréscimo IR/CS Diferidos		
em Depósitos Judiciais	(4.358)	(4.020)
Outros	57.139	1.953
Total	148.129	58.147
Acréscimo/(Decréscimo) de Passivos		
Em Fornecedores	(21.676)	19.329
Valores a pagar a sociedades ligadas		2.665
Adiantamentos de clientes		
Tributos a recolher	2.496	4.673
Imposto de Renda e Contribuição Social	(68.212)	
Outros	17.190	4.997
Total	(70.202)	31.664
Fluxo de Caixa das Atividades Operacionais	727.477	447.897
Atividades Financeiras		
Ingressos de Emprést. e Financiam. e Debêntures	133	1.094.213
Pagamentos de Emprést./Financiam. e Debêntures	(249.103)	(887.955)
Juros Pagos s/ Empr./Financ., Debêntures	(75.537)	(125.032)
Resgate de Operações de Swap	(50.784)	(15.558)
Dividendos / Juros sobre Capital Próprio Pagos	(15.286)	
Fluxo de Caixa das Atividades Financeiras	(390.577)	65.668
Atividades de Investimentos		
(Adições) Baixa de Investimentos		
(Adições) p/ Imobilizado, excl. Encargos Capitalizados	(20.941)	(24.979)
(Adições) Baixa de ativo permanente		
Fluxo de Caixa das Atividades de Investimentos	(20.941)	(24.979)
Variação Cambial sobre Disponibilidades	(4.555)	673
Variação no Saldo do Caixa	311.404	489.259
No Início do Período	324.975	177.182
No Final do Período	636.379	666.441

Companhia Siderúrgica Paulista - COSIPA
Balanço Patrimonial - Ativo

Legislação Societária (R$ mil)

Ativo	Consolidado	
	31-mar-05	31-dez-04
Circulante	2.177.380	2.003.467
Disponibilidades	636.379	324.975
Contas a Receber	554.985	737.975
Impostos a Recuperar	22.671	54.570
Estoques	918.026	842.871
Impostos Diferidos	-	-
Outros Títulos e Valores a Receber	45.319	43.076
Realizável a Longo Prazo	391.189	432.349
Impostos Diferidos	259.139	307.029
Créditos com Controladas	-	-
Depósitos Judiciais	80.523	75.358
Impostos a Recuperar	2.951	3.479
Outros	48.576	46.483
Permanente	4.828.995	4.866.346
Investimentos	22.605	20.046
Imobilizado	4.761.586	4.802.443
Diferido	44.804	43.857
Total do Ativo	7.397.564	7.302.162

Companhia Siderúrgica Paulista - COSIPA
Balanço Patrimonial - Passivo
Legislação Societária (R$ mil)

Passivo	Consolidado	
	31-mar-05	31-dez-04
Circulante	**1.389.157**	**1.404.547**
Empréstimos e Financiamentos e Tributos Parcelados	673.112	660.627
Fornecedores, empreiteiros e fretes	186.916	208.592
Impostos, Taxas e Contribuições	168.937	165.673
Impostos Diferidos	43.458	46.075
Dívidas com Controladas	-	-
Instrumentos Financeiros	57.520	81.060
Passivo Atuarial	10.527	11.166
Contas a pagar FEMCO	1.446	2.845
Dividendos a pagar	117.826	117.832
Outros	129.415	110.677
Exigível a Longo Prazo	**3.582.884**	**3.770.946**
Empréstimos e Financiamentos e Tributos Parcelados	2.308.986	2.507.911
Dívidas com Controladas	-	-
Contingências	392.876	382.743
Passivo Atuarial	363.413	357.306
Instrumentos Financeiros	322.615	317.704
Contas a pagar FEMCO	4.497	5.814
Impostos Diferidos	137.617	145.904
Outros	52.880	53.564
Participação dos Minoritários		
Patrimônio Líquido	**2.425.523**	**2.126.669**
Capital Social	1.763.814	1.763.814
Reservas	362.854	362.855
Lucro do Exercício	298.855	-
Total do Passivo	**7.397.564**	**7.302.162**

Distribuição de Vendas por Produto - Consolidado

Mil toneladas	1T 2005		1T 2004		4T 2004		Var. 1T05/1T04
VENDAS FÍSICAS TOTAIS	1.768	100%	1.910	100%	2.170	100%	-7%
Chapas Grossas	376	21%	426	22%	447	21%	-12%
Laminados a Quente	511	29%	538	28%	553	25%	-5%
Laminados a Frio	453	26%	470	25%	553	25%	-4%
Eletro-Galvanizados	73	4%	66	3%	61	3%	11%
Galvanizados por Imersão a Quente	73	4%	73	4%	95	4%	0%
Produtos Processados	64	4%	107	6%	102	5%	-40%
Placas	218	12%	230	12%	359	17%	-5%
VENDAS FÍSICAS - MERC. INTERNO	1.384	78%	1.379	72%	1.542	71%	0%
Chapas Grossas	306	17%	301	16%	347	16%	2%
Laminados a Quente	486	28%	490	26%	523	23%	-1%
Laminados a Frio	394	22%	371	19%	434	20%	6%
Eletro-Galvanizados	51	3%	49	3%	60	3%	4%
Galvanizados por Imersão a Quente	73	4%	64	3%	78	4%	14%
Produtos Processados	41	2%	65	3%	64	3%	-37%
Placas	33	2%	39	2%	36	2%	-15%
VENDAS FÍSICAS - MERC. EXTERNO	384	22%	531	28%	628	29%	-28%
Chapas Grossas	70	5%	125	7%	100	5%	-44%
Laminados a Quente	25	1%	48	3%	30	1%	-48%
Laminados a Frio	59	3%	99	5%	119	5%	-40%
Eletro-Galvanizados	22	1%	17	1%	1	0%	29%
Galvanizados por Imersão a Quente	-	0%	9	0%	17	1%	-100%
Produtos Processados	23	1%	42	2%	38	2%	-45%
Placas	185	11%	191	10%	323	15%	-3%

Receita Líquida por Tonelada - Consolidado

RS / ton.	1T 2005	1T 2004	4T 2004
Total Geral	1.836	1.173	1.698
Chapas Grossas	2.034	1.107	1.843
Laminados a Quente	1.654	1.022	1.466
Laminados a Frio	1.922	1.296	1.851
Eletro-galvanizados	2.291	1.658	2.237
Galvanizados Imersão a quente	2.289	1.661	2.201
Produtos Processados	2.342	1.530	2.245
Placas	1.081	769	1.150

Distribuição de Vendas por Segmento - Consolidado

Milhares de toneladas	1T 2005		1T 2004		4T 2004		Var. 1T05/4T04
MERCADO INTERNO	1.384	100%	1.379	100%	1.542	100%	0%
Automobilístico	162	11%	144	10%	174	11%	13%
Auto-Peças	208	14%	176	13%	197	13%	18%
Construção Naval	23	2%	30	2%	22	1%	-23%
Tubos de Grande Diâmetro	104	7%	70	5%	108	7%	49%
Tubos de Pequeno Diâmentro	97	7%	119	9%	102	7%	-18%
Embalagens	28	2%	25	2%	33	2%	12%
Utilidades Domésticas	25	2%	29	2%	37	2%	-14%
Construção Civil	105	8%	128	9%	117	8%	-18%
Eletro-Eletrônicos	64	5%	54	4%	62	4%	19%
Distribuidores	334	23%	385	28%	429	28%	-13%
Maquinário e Equipamentos Ind.	39	3%	52	4%	39	3%	-26%
Outros	195	16%	167	12%	222	14%	17%

Participação de Mercado - Sistema Usiminas

(% volume)

	1T 2005 (*)	2004 (*)	2003 (*)	2002 (*)
MERCADO INTERNO	51%	55%	60%	62%
Automobilístico	57%	55%	62%	62%
Auto-Peças	59%	62%	67%	73%
Construção Naval	100%	100%	100%	100%
Eletro-Eletrônicos	64%	63%	58%	54%
Utilidades Domésticas	34%	36%	44%	44%
Tubos de Grande Diâmetro	95%	98%	95%	100%
Tubos de Pequeno Diâmetro	53%	60%	68%	80%
Embalagens	14%	15%	16%	14%
Construção Civil	41%	48%	58%	54%
Distribuidores	42%	51%	59%	62%

(*) Definida pelos mercados de USIMINAS, Cosipa, CSN, Acesita e CST.

Fonte: Sistema de Informações-IBS

Empréstimos e Financiamentos por Indexador - Consolidado

R$ milhões	31-mar-05 Curto Prazo	Longo Prazo	TOTAL	31-dez-04 TOTAL	Var. 1T05/4T04
Moeda Estrangeira (*)	841.251	2.634.137	**3.475.388**	3.846.191	-10%
IGP-M	110.976	167.373	**278.349**	331.214	-16%
TJLP	220.898	300.095	**520.993**	584.100	-11%
Outros	54.919	60.635	**115.554**	104.790	10%
Sub-Total	1.228.044	3.162.240	4.390.284	4.866.295	-10%
Tributos Parcelados	24.294	157.511	**181.805**	181.920	0%
Sub-Total	1.252.338	3.319.751	4.572.089	5.048.215	-9%
FEMCO	10.527	341.481	**352.008**	348.523	1%
ENDIVIDAMENTO TOTAL	1.262.865	3.661.232	4.924.097	5.396.738	-9%
CAIXA e APLICAÇÕES			**2.333.825**	**1.902.174**	**23%**
ENDIVIDAMENTO LÍQUIDO			2.590.272	3.494.564	-26%

(*) 99,2% do total de moedas estrangeiras é US dólar

Resultado Financeiro - Consolidado

R$ milhões	1T 2005	1T 2004	Var. 1T05/1T04
Efeitos Monetários	(29.449)	(46.538)	-37%
Variação Cambial	(22.948)	(24.540)	-6%
Receitas (Despesas) de *Hedge*	(63.281)	(55.440)	14%
Juros de Empréstimos, Financiamentos, ACC´s e Pré-Pagamento	(93.128)	(154.773)	-40%
Receitas Financeiras	84.501	42.369	99%
Outras Despesas Financeiras	(35.983)	(14.511)	148%
RESULTADO FINANCEIRO LÍQUIDO	(160.288)	(253.433)	-37%

USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES


1Q05

Belo Horizonte, May 11, 2005 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY) announced today its first quarter 2005 (1Q05) results. Operational and financial information of the Company, except where otherwise indicated, is presented based on consolidated data in Brazilian reais in accordance with Brazilian Corporate Law. All comparisons made in this release take into consideration the same period in 2004 (1Q04) , except when specified differently.

Net Income reaches R$ 1 billion and EBITDA margin is record

"First quarter 2005 results were favored by the good domestic market conditions for flat steel. However, they also reflect the strategy adopted over recent years to consolidate the Usiminas System into a privileged position in the global steel industry. The solid operational performance of the System's companies resulted in superior financial performance, maintaining the trend set in previous quarters. In spite of the increase in the basic interest rate and its impact on industrial activity, the Brazilian flat steel market was sustained by good performance in several important segments of the economy, such as the auto industry, auto parts, domestic appliances and those sectors related to long-term export programs. In the international markets, the US and Europe are facing high inventory levels, which have triggered a slight decline in prices. On the other hand, demand continues strong in Asia, influenced by the Chinese economy. In this context of challenges and opportunities, where agility and management capability are important differentials to add value, we achieved net sales of R$ 3.46 billion (46% growth), net income of R$ 1 billion (an increase of 179%) and EBITDA of R$ 1.72 billion (record margin of 50%). Our consolidated debt fell by US$ 214 million in the quarter and the net debt/EBITDA ratio declined to 0.4x, which places us in a very comfortable position to assume new investment commitments. The restructuring and eventual delisting of Cosipa was an important step towards making the organizational structure more efficient. This should contribute to maximizing future results. We have now begun a new investment cycle in projects that add value, reduce costs and modernize equipment and are confident in our competitiveness and in our ability to achieve high levels of profitability."

Rinaldo Campos Soares - CEO

Highlights

3/31/2005	
Closing Quotes	
USIM3	R$ 51.30
USIM5	R$ 57.50
USNZY	US$ 21.30
Market Capitalization	
R$ 12.9 billion	
US$ 4.9 billion	

R$ million	1Q 2005	1Q 2004	4Q 2004	Chg. 1Q05/1Q04
Total Sales Volume (000 t)	1,768	1,910	2,170	-7%
Net Revenues	3,459	2,365	3,809	46%
Gross Profit	1,731	932	1,752	86%
Operating Result (EBIT) a	1,563	777	1,589	101%
Financial Result	(160)	(253)	(81)	-37%
Net Income	1,001	358	1,127	179%
EBITDA b	1,724	921	1,816	87%
EBITDA (R$/t)	975	482	837	102%
Total Assets	17,510	15,799	16,981	11%
Net Debt	2,590	6,330	3,495	-59%
Stockholders' Equity	6,951	4,358	5,949	59%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation and amortization and participations.

IMMEDIATE RELEASE

USIMINAS
Bruno Seno Fusaro - Investor Relations Manager
brunofusaro@usiminas.com.br
Phone: (55 31) 3499-8710

FIRB - Financial Investor Relations Brasil
Ligia Montagnani - IR Consultant
ligia.montagnani@firb.com
Phone: (55 11) 3897-6405



Sales and Revenue

Sales of steel products from the Usiminas System totaled 1.8 million tonnes in 1Q05, with 78% of the volume placed in the domestic market and 22% exported. The Brazilian flat steel market grew 12.4% compared to the same period of the previous year, while volume sold by the Usiminas System fell 7%. The difference in performance is mainly due to the anticipation of sales from 1Q05 in 4Q05 to avoid disruption to customers' operations due to a five-day stoppage in invoicing for installing SAP software. Nevertheless, when 1Q05 sales are totaled to sales already confirmed in 2Q05, the 3.8 million tonne goal for the first half 2005 should be achieved. In spite of the lower sales volume, consolidated net revenue reached R$ 3.46 billion, 46% above that of 1Q04, due to a better domestic and international market environment.

Outlook

The Usiminas System is working with a growth forecast of 3.5% for the Brazilian GDP in 2005 and a positive outlook for the domestic flat steel market. Similarly, the global steel environment is favorable, albeit with lower growth rates than in 2004. Within this scenario, the Chinese market assumes a key role due to the increase in steel demand and low inventory levels, which will partially compensate lower demand in the American and European markets. As of 2Q05, these geographical market movements have encouraged the Company to adopt a sales strategy, which is slightly more export-oriented and designed to adjust to the prevailing domestic market demand.
The Company forecasts a greater balance between supply and demand in the international market with gradual price adjustments at lower, but still high levels. There are no prospects for any significant price reductions, since the mills are under margin pressure due to cost increases.

The System maintains its goal for the year of selling approximately 8 million tonnes of steel products and has destined around 75% of sales to the domestic market.
The Company continues to achieve consistent cash generation, which will tend to be maintained for the remainder of 2005 and will support the priority given to its ongoing Investment Program and dividend payments to its shareholders.

Market, Production and Sales

According to data from IBS-the Brazilian Steel Institute - Brazilian crude steel production totaled 7.9 million tonnes in 1Q05, almost the same volume produced in 1Q04. During the same period, total Brazilian flat steel production remained stable, reaching 5.6 million tonnes.

Domestic flat steel sales amounted to 2.8 million tonnes in 1Q05, a growth of 12.4% over the 2.5 million tonnes produced in 1Q04. Within the segment, there were higher sales of galvanized steel with black plate and hot rolled products above the market average.

Demand for galvanized products was mainly influenced by the auto industry, whose sales to the domestic and export markets maintained positive growth rates. Demand for hot rolled steel was sustained for the greater part by the auto parts, civil construction and distribution segments.

Good performance in the heavy plate market is worth mentioning, with demand remaining strong and continuing over the medium term.

Brazilian export volume for flat steel fell 26.3%, declining from 828.2 thousand tonnes in 1Q04 to 610.0 tonnes in 1Q05 due to the retraction of the North American and European markets.

The plants at Ipatinga (Usiminas) and Cubatão (Cosipa) operated at full capacity, without operational stoppages sufficient to affect the year's targets. Crude steel production in 1Q05 reached 2.2 million tonnes (27.3% of Brazilian production), a slightly lower volume than the same period in 2004.

Production (Crude Steel)

Thousand tons	1Q 2005	1Q 2004	4Q 2004	Chg. 1Q05/1Q04	Chg. 1Q05/4Q04
Usiminas	1,135	1,165	1,178	-3%	-4%
Cosipa	1,032	1,059	1,051	-3%	-2%
Total	2,167	2,224	2,229	-3%	-3%

Consolidated Sales (000 t)


1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
25%
26%
35%
36%
28%
27%
29%
29%
22%
75%
74%
65%
64%
72%
73%
71%
71%
78%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
Domestic Market
Export Market

The Usiminas System sold 1.8 million tonnes of flat and further-processed steel products in 1Q05If added to sales already confirmed in 2Q05, estimated sales volume for first half 2005 should reach 3.8 million tonnes. The Company expects to conclude the first half of 2005 with approximately 71% of total sales in the domestic market and 29% in the export market.

During the quarter, greater priority was given to the domestic market, with the Usiminas System companies earmarking 78% of total sales volume to this market. This represented a growth of 6 percentage points relative to 1Q04 and 7 percentage points in relation to 4Q04.

78% OF SALES FOR DOMESTIC MARKET

The Usiminas System continued to be the main flat steel supplier in the country, concluding the quarter with a market share above 50% and maintaining its position of leadership in important segments such as the auto industry, agricultural and highway machinery, industrial equipment, electronics, large and small diameter pipe and tube, shapes and shipbuilding industries.

In the export markets, consolidated sales totaled 384 thousand tonnes, a 28% decrease, reflecting US and European market conditions and the priority given to meeting domestic demand.

Sales Volume

Thousand tons	1Q 2005		1Q 2004		4Q 2004		Chg. 1Q05/1Q04
Usiminas							
Domestic Market	846	88%	833	81%	925	83%	2%
Export Market	113	12%	198	19%	185	17%	-43%
Total	959	100%	1,031	100%	1,110	100%	-7%
Cosipa							
Domestic Market	538	67%	546	62%	617	58%	-1%
Export Market	271	33%	333	38%	443	42%	-19%
Total	809	100%	879	100%	1,060	100%	-8%
System							
Domestic Market	1,384	78%	1,379	72%	1,542	71%	0%
Export Market	384	22%	531	28%	628	29%	-28%
Total	1,768	100%	1,910	100%	2,170	100%	-7%

In 1Q05, Usiminas System's export shipments went to: North America, accounting for 38% of exports, 22% to the United States and 16% to Mexico, while a further 40% was exported to South American countries and the remaining 22%, to countries elsewhere.

Sales Volume Mix - 1Q05


Usiminas
Expt 12%
Dom Mkt 88%
Cosipa
Expt 33%
Dom Mkt 67%
System
Expt 22%
Dom Mkt 78%

Net Revenue

Consolidated net revenue grew 46% in 1Q05 and reached R$ 3.46 billion due to the favorable domestic and international environment, which compensated the reduction in volume. Net per-tonne revenue increased 57%, advancing from R$ 1,173/t in 1Q04 to R$ 1,836/t in 1Q05.



Gross Profit

In the quarter, gross profit was R$ 1.7 billion, 86% above that of the same period in the previous year. Cost of goods sold (COGS) increased 21% in the quarter, mainly due to price increases of raw materials.

Gross margin reached 50% in the quarter, against 39% in the same period of 2004, which represents a gain of 11 percentage points. The increase resulted from a combination of good operational performance under favorable market conditions, which allowed the Company to pass on costs and increase prices in line with international markets.

Operating Profit

Operating profit before financial expense (EBIT) grew 101% and reached R$ 1.6 billion in 1Q05. On an annual comparison, EBIT margin jumped from 33% to 45% in the quarter, in spite of increases in SG&A (basically due to the collective labor agreement and employee profit sharing) and of additions to operating expense (mainly the actuarial deficit adjustment at parent company, Usiminas).

EBITDA reached R$ 1.7 billion in the quarter, an increase of 87% in relation to the same quarter in 2004. EBITDA margin was an all-time high for this quarter of 50%, 11 percentage points above that reached in 1Q04, which compares to 39% in 1Q04. The good performance contributed the Company's increased cash position and debt reduction.

HIGHEST EBITDA MARGIN OF 50%

Financial Result and Debt

Net financial expense decreased by R$ 93 million YoY as a result of the combination of two factors: interest incurred on debt and increase in financial market investment revenues of approximately R$ 38 million. Monetary and exchange effects accounted for a positive R$ 10.8 million in the period.

On March 31 2005, consolidated gross debt of R$ 4.9 billion was made up of export and import financing (35% of total debt), BNDES financing (22%), capital markets transactions (14%) and sundry operations (29%).

Total debt went from R$ 5.4 billion (US$ 2.0 billion) on December 31 2004 to R$ 4.9 billion (US$ 1.8 billion) on March 31 2005. Effective amortization in the period was US$ 214 million. Long-term loans and financing accounted for 74% of the total, against 71% on December 31 2004, which is considered by the Company to be an adequate maturity profile. The solid financial position is reflected in the net debt/EBITDA ratio, which went from 0.6x at the end of 2004 to 0.4x on March 31 2005.


Consolidated Net Debt / EBITDA
2.7
2.2
2.2
2.2
2.0
1.7
1.1
0.6
0.4
8.1
7.4
7.4
6.7
6.3
6.1
5.0
3.5
2.6
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05
CND (R$ billion) CND/EBITDA
EBITDA & EBITDA Margin
42%
36%
33%
31%
39%
46%
49%
48%
50%
889
760
660
763
921
1,285
1,602
1,816
1,724
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05
EBITDA (R$ million) EBITDA Margin

Net Income

Consolidated net income reached R$ 1.0 billion in 1Q05, a growth of 179%. This result is the largest in the Company's history in the January-March period, reflecting the Company's long-term strategy, its focus on the domestic market and customer loyalty, in addition to its recognized operational stability.

Investments

Consolidated investments totaled R$ 124 million in the quarter and are in line with the established schedule in the Company's planning. Outlays forecast for 2005 and 2006 account for approximately US$ 230 million and US$ 350 million, respectively, including capital expenditures for maintenance and technological upgrading of equipment, estimated at US$ 150 million in 2005.

Investments in the next two years will concentrate on:

- Increase from 16% to 33% of in-house electric power generation with the following projects: 60MW thermoelectric power plant to be installed at the Ipatinga plant, worth an estimated US$ 60 million; 12 MW top-blowing turbine to be installed at the Cubatão plant, with an estimated outlay of US$ 15 million;
- Self-sufficiency in coke production by mid-2007 with the construction of a new 550 thousand tonne annual capacity coke unit at the Ipatinga plant, corresponding to an investment of about US$ 150 million;
- Upgrading of products and productivity increase by revamping of the continuous caster at the Cubatão plant at an estimated cost of US$ 70 million.

The Company is currently negotiating long-term funding with government agency and other institutions.

Capital Markets

Usiminas shares accounted for almost R$ 3.9 billion in trading on the São Paulo Stock Exchange (Bovespa), 90% above that traded in the same period in 2004. Total trading volume in Usiminas shares in the quarter represented 5.33% of the Bovespa Index. Usiminas shares appreciated above the Bovespa Index, with USIM5 6.58% up in the period (Ibovespa= 1.58%). ADRs traded over the counter in New York appreciated 5.45%.

Trading summary table for Usiminas shares

Stock, ADR or Index	Number of Trades	Shares Traded (000 Shares)	Volume Traded 000 R$	Appreciation %	Closing Quotation 31/03/05
USIM3 (ON)	773	1,216	64,000	2.60%	R$ 51.30
USIM5 (PNA)	72,718	64,991	3,805,349	6.58%	R$ 57.50
USNZY (ADR)	- -	-	-	5.45%	US$ 21.30
Soma	73,491	66,209	3,869,483	-	-
IBOVESPA	1,593,177	-	72,558,594	1.58%	26,610

Shareholder Base Total:	225,285,820
ON	112,280,152
PNA	112,551,894
PNB	453,774

USIM5 vs. Ibovespa (12/30/04=100)


140
130
120
110
100
90
80
Dec-04
Jan-05
Feb-05
Mar-05
USIM5
Ibovespa

- Participation of Usiminas' PN shares in the Bovespa theoretical portfolio increased to 5.2% in the second four month period in 2005 (May-August), occupying fourth position among the most traded stocks. The Ibovespa portfolio lists 55 securities and is made up of securities that in the previous twelve months have trading indices, financial volume and presence on the trading floor at levels that meet criteria established in its calculation methodology. In order to maintain a presence in the Ibovespa, reclassification of the portfolio occurs at the end of each four-month period - in effect for the periods January-April, May-August and September-December.

- Procedures for a future listing of PN shares of Usiminas on the Latibex (Madrid Stock Market) are in hand and should take place early in the second half of this year.
- With the conclusion of the Cosipa restructuring and the company's consequent de-listing, its shares CSPC3 and CSPC4 are no longer traded on the Bovespa.
- At the end of 1Q05, the Eurobond issued in November 2003 with a term of 18 months in the amount of US$ 75 million was redeemed.
- Cosipa has two outstanding Eurobonds. The first was issued in November 2003 with maturity in November 2006 in the amount of US$ 75 million and the second, issued in January 2004, maturing in January 2009 in the amount of US$ 175 million.

Other Highlights

Cosipa Restructuring

Usiminas concluded Cosipa's restructuring process, which had its capital fully absorbed on April 5, 2005, concluding a process initiated in 1999. By establishing a single executive board for the two companies, Usiminas and Cosipa seek greater integration in all areas, enabling the companies to achieve increasingly consistent results.

SAP R/3 System

On May 1 2005, the new version of the SAP/R3 System was unveiled, with the implementation of several modules involving all areas of Usiminas and Cosipa and achieving greater integration between the two companies. This is a system, which uses state-of-the-art technology and allows improvement of internal controls, standardization of functions and rationalization of the use of available resources.

Global Compact



Usiminas announced that it has adhered to the Global Compact. Global Compact is an international initiative to unite companies, United Nations organs, workers and representatives of society to create a more inclusive economy with greater sustainability. UN Secretary General Kofi Annan proposed this initiative in January 1999 at the World Economic Forum in Davos. By adhering to the Global Compact, Usiminas is embracing the 10 universal principles in the areas of human rights, labor, environmental and anti-corruption. Thus, the Company reaffirms its commitment to sustained global development based on regional action and seeks to associate this commitment to the enhancement of its image internationally, treating it as an intangible asset that creates shareholder value.

Other participating companies of the Usiminas System (non-consolidated information)

Sidor

Sidor is the largest steel producer in Venezuela, producing 875 thousand tonnes of liquid steel in 1Q05. Sales were 931 thousand tonnes, 38% to the domestic market and 62% exported. Gross sales revenues reached US$ 596 million in the period and EBITDA was US$ 280 million. Net income in the quarter was US$ 68 million.

Highlights in the period were the start-up of the hot strip finishing line, known as the Skin Passing Mill, with a 600 thousand-tonne/year capacity.

Usiminas is a shareholder in Sidor via the "Consórcio Amazonas", holding 16.6% of the Consortium, which corresponds to a stake of 9.9% of Sidor's total capital.

Siderar

The largest steel maker in Argentina, Siderar registered sales of 597 thousand tonnes in 1Q05, a sales volume 7% above that of the same period last year. The domestic market posted a recovery, accounting for 63% of shipments. The improved output of the Argentine auto industry and export-oriented industries is also worthy of note. Sales to the export market were 217 thousand tonnes, 50% to Europe and 44% to North and South America.

Net sales in the period were US$ 404 million, a 50% growth, and EBITDA reached US$ 192 million, with an EBITDA margin of 48%. Net income in 1Q05 was US$ 142 million, 103% above that of the same period in the previous year.

Usiminas has a 5.32% share in Siderar's capital.

Usiminas Mecânica

"UMSA" is the largest capital goods manufacturer and service company in Brazil. It presently has several orders in its portfolio, the highlights being: offshore platform module structures, revamping of the Bronx-Whitestone bridge in New York, the manufacture of the shell of Blast Furnace III for Companhia Siderúrgica Tubarão, equipment and assembly for Alunorte's Phase 2 Expansion, industrial assembly of the Fábrica Nova mine for CVRD and dockside cranes.

The company posted net income in 1Q05 of R$ 12.6 million, significantly greater than the R$ 2.2 million for the same period in 2004. Its net sales expanded 72% and there was a significant reduction in operating and administrative costs.

Usiminas Mecânica is a wholly-owned subsidiary of Usiminas.

Unigal

In 1Q05, Unigal processed 108 thousand tonnes, a volume approximately 13% above the same period in the previous year. Its net revenue grew 186% and reached R$ 52.7 million thanks to the positive environment, which favored growth in volume and price increases. EBITDA was R$ 47.9 million and net income in the period reached R$ 19 million.

Usiminas holds 79.3% of Unigal's capital stock.

Conference Call: Monday, May, 16

Local, at 10:00 AM (Brasília).
Phone numbers for connection:
Brazil: (11) 4613-0500
Abroad: (55 11) 4613-4520

International, at 12:00 PM (Brasília).
Phone numbers for connection:
USA: (1 800) 860-2442
Brazil: (11) 4613-0502
Other countries: (1 412) 858-4600

Pin numbers: **401 + PIN** (local)
802 + PIN (international)

The conference call áudio and slide presentations will be transmitted live on the internet at website: www.usiminas.com.br

Declarations contained in this release relative to the business outlook of the Company, forecasts of operational and financial results and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

###

Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS is an integrated steel producer, with net sales of R$ 12.2 billion in 2004. The Usiminas System is made up mainly of Usiminas and Cosipa and has an annual capacity of 9.5 million tones of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, autoparts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2005	1Q 2004	4Q 2004	Chg. 1Q05/1Q04
Net Revenues	**1,903,164**	**1,306,787**	**2,028,584**	**46%**
Domestic Market	1,669,226	1,081,993	1,684,435	54%
Export Market	233,938	224,794	344,149	4%
COGS	(887,560)	(737,930)	(1,066,700)	20%
Gross Profit	**1,015,604**	**568,857**	**961,884**	**79%**
Gross Margin	*53.4%*	*43.5%*	*47.4%*	*9 p.p.*
Operating Income (Expenses)	**(78,913)**	**(64,726)**	**(97,827)**	**22%**
Selling	(22,126)	(20,910)	(24,988)	6%
General and Administrative	(27,463)	(22,052)	(33,623)	25%
Others, Net	(29,324)	(21,764)	(39,216)	35%
EBIT	**936,691**	**504,131**	**864,057**	**86%**
EBIT Margin	*49.2%*	*38.6%*	*42.6%*	*11 p.p.*
Financial Result	(29,708)	(81,964)	(65,107)	-64%
Equity Income	493,028	80,327	676,979	514%
Operating Result	**1,400,011**	**502,494**	**1,475,929**	**179%**
Non-Operating Income	2,225	(4,810)	4,391	-146%
Profit Before Taxes	**1,402,236**	**497,684**	**1,480,320**	**182%**
Income Tax / Social Contribution	(375,153)	(132,393)	(333,185)	183%
Income before Taxes and Profit Sharing	1,027,083	365,291	1,147,135	181%
Net Income	**1,027,083**	**365,291**	**1,147,135**	**181%**
Net Margin	*54.0%*	*28.0%*	*56.5%*	*26 p.p.*
Net Income per thousand shares	**4.68180**	**1.66512**	**5.22904**	**181%**
EBITDA	**1,000,113**	**570,762**	**994,303**	**75%**
EBITDA Margin	52.6%	43.7%	49.0%	8.9 p.p.
Depreciation	63,422	62,039	64,198	**2%**

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2005	1Q 2004	4Q 2004	Chg. 1Q05/1Q04
Net Revenues	**3,458,802**	**2,364,710**	**3,808,981**	46%
Domestic Market	**2,789,209**	**1,781,386**	**2,747,365**	57%
Export Market	**669,593**	**583,324**	**1,061,616**	15%
COGS	(1,727,829)	(1,432,720)	(2,056,945)	21%
Gross Profit	**1,730,973**	**931,990**	**1,752,036**	**86%**
Gross Margin %	*50*	*39*	*46*	*11 p.p.*
Operating Income (Expenses)	**(167,566)**	**(155,155)**	**(163,015)**	8%
Selling	(54,044)	(53,282)	(67,337)	1%
General and Administrative	(58,055)	(53,953)	(66,114)	8%
Others, Net	(55,467)	(47,920)	(29,564)	16%
EBIT	**1,563,407**	**776,835**	**1,589,021**	**101%**
EBIT Margin %	*44*	*33*	*41*	*12 p.p.*
Financial Result	(160,288)	(253,433)	(81,091)	-37%
Equity Income	149,238	13,908	236,985	973%
Operating Result	**1,552,357**	**537,310**	**1,744,915**	**189%**
Non-Operating Income	1,466	(7,388)	(85,443)	-120%
Profit Before Taxes	**1,553,823**	**529,922**	**1,659,472**	**193%**
Income Tax / Social Contribution	(543,263)	(164,645)	(494,283)	230%
Income before Taxes	**1,010,560**	**365,277**	**1,165,189**	**177%**
Minority Interests	(9,242)	(6,857)	(37,948)	35%
Net Income	**1,001,318**	**358,420**	**1,127,241**	**179%**
Net Margin	*28.9%*	*15.2%*	*29.6%*	*14 p.p.*
Net Income per thousand shares	4.56436	1.63380	5.13836	179%
EBITDA	**1,723,897**	**921,083**	**1,816,063**	87%
EBITDA Margin %	*49.8%*	*39.0%*	*47.7%*	*10,8 p.p.*
Depreciation	139,847	135,070	133,215	4%
Provisions	20,643	9,178	93,827	125%

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 1Q 2005	Parent Company 1Q 2004	Consolitaded 1Q 2005	Consolitaded 1Q 2004
Operating Activities				
Net Income (Loss) in the Period	1,027,083	365,291	1,001,318	358,420
Financial Expenses and Monetary Var/Net Exchge Var	73,478	87,616	193,404	254,676
Depreciation, Exhaustion and Amortization	63,422	62,039	139,847	135,070
Investment Write-offs (Decrease in Permanent Assets)	9,227	5	9,443	93
Equity in the Results of Subsidiaries/Associated Companies	(493,028)	(80,327)	(149,238)	(13,908)
Dividend Income from Subsidiaries	0	0	0	362
Income Tax and Social Contribution	375,153	132,393	543,263	164,645
Provisions	5,582	39,984	23,701	91,596
Adjustment for Minority Participation	0	0	9,242	6,857
Total	**1,060,917**	**607,001**	**1,770,980**	**997,811**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	61,024	4,114	235,104	(20,375)
Increase (Decrease) in Inventories	(139,348)	21,408	(260,499)	5,907
Increase (Decrease) in Recovery of Taxes	(5,565)	66,239	(16,913)	72,331
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	114,090	34,737	161,943	33,700
Increase (Decrease) in Judicial Deposits	(135)	(17,535)	(5,128)	(25,262)
Others	19,216	(7,054)	78,625	7,321
Total	**49,282**	**101,909**	**193,132**	**73,622**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	65,072	(16,401)	26,914	8,975
Amounts Owed to Affiliated Companies	46,475	(25,452)	68,767	19,987
Customers Advances	(848)	(1,270)	32,224	44,458
Tax Payable	13,054	1,869	2,873	2,202
Income Tax and Social Contribution	(319,416)	(84,134)	(410,788)	(123,302)
Others	(66,982)	(65,495)	12,600	(44,769)
Total	**(262,645)**	**(190,883)**	**(267,410)**	**(92,449)**
Cashflow Generated from Operating Activities	847,554	518,027	1,696,702	978,984
Financial Activities				
Inflow of Loans and Financing	66	6,131	113,279	1,166,760
Payment of Loans, Financing and Debentures	(326,845)	(292,589)	(683,285)	(1,223,281)
Interest Paid on Loans, Financing and Debentures and taxes payable in installments	(39,179)	(45,231)	(85,645)	(173,503)
Swap Operation Redemptions	(15,830)	(11,983)	(78,145)	(27,541)
Dividends Paid	(7,009)	(302,207)	(37,206)	(302,207)
Net Funds from Financial Activities	(388,797)	(645,879)	(771,002)	(559,772)
Investment Activities				
(Additions) in Long-term Investments	(287,791)	0	(365,925)	0
(Additions) to Permanent Assets, except Deferred Charges	(100,224)	(10,868)	(123,810)	(40,313)
(Additions) Right off of permanent assets	0	0	(1,701)	0
Funds Used for Investments	(388,015)	(10,868)	(491,436)	(40,313)
Exchange Variation of Cash and Cash Equivalents	1,078	1,612	(2,613)	3,942
Cash Balance Change	71,820	(137,108)	431,651	382,841
At the Beginning of the Period	1,398,139	442,733	1,902,174	843,007
At the End of the Period	1,469,959	305,625	2,333,825	1,225,848

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	31-mar-05	31-dec-04	31-mar-05	31-dec-04
Current Assets	3,828,878	3,746,938	6,688,508	6,343,217
Cash and Cash Equivalents	1,469,959	1,398,139	2,333,825	1,902,174
Trade Accounts Receivable	829,358	890,382	1,575,630	1,810,734
Taxes Recoverable	26,148	20,583	105,062	162,276
Inventories	1,070,788	931,440	2,240,956	1,980,457
Deferred Income Tax & Social Contrb'n	245,155	294,607	245,155	294,607
Other Securities Receivables	187,470	211,787	187,880	192,969
Long-Term Receivable	851,869	913,668	1,179,047	1,349,007
Deferred Income Tax & Social Contrb'n	486,220	550,858	773,325	885,816
Related Company Credits	128,644	138,206	188	80,787
Deposits at Law	159,615	159,480	270,983	265,855
Taxes Recoverable	26,937	14,340	30,252	18,127
Others	50,453	50,784	104,299	98,422
Permanent Assets	7,418,925	6,610,516	9,642,480	9,289,250
Investments	3,889,454	3,108,864	716,080	344,300
Property, Plant and Equipment	3,529,471	3,501,652	8,877,640	8,895,881
Deferred	-	-	48,760	49,069
Total Assets	12,099,672	11,271,122	17,510,035	16,981,474

USIMINAS

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	31-mar-05	31-dec-04	31-mar-05	31-dec-04
Current Liabilities	**2,263,662**	**2,239,083**	**3,869,624**	**3,916,815**
Loans and Financing and Taxes Payable in Installments	536,241	616,470	1,252,338	1,378,417
Suppliers, Subcontractors and Freight	163,816	98,979	374,154	347,240
Taxes, Charges and Payroll Taxes	446,452	461,480	699,180	738,550
Related Companies	93,373	46,898	116,085	47,318
Financial Instruments	23,527	27,167	92,601	129,112
FEMCO	-	-	10,527	11,166
Dividends Payable	787,794	794,803	796,803	807,026
Others	212,459	193,286	527,936	457,986
Long-Term Liabilities	**2,798,948**	**3,022,060**	**6,609,332**	**6,921,004**
Loans and Financing and Taxes Payable in Installments	864,557	1,113,224	3,319,751	3,669,798
Related Companies	96,415	94,409	16,404	16,918
Provision for Contingencies	604,390	589,769	1,042,659	1,019,548
Actuarial Liability	965,363	962,431	1,042,008	1,025,927
Financial Instruments	165,258	155,581	579,127	556,827
FEMCO	-	-	341,481	348,523
Others	102,965	106,646	267,902	283,463
Minority Interests	**-**	**-**	**80,277**	**194,171**
Shareholders' Equity	**7,037,062**	**6,009,979**	**6,950,802**	**5,949,484**
Capital	2,400,000	1,280,839	2,400,000	1,280,839
Reserves	3,609,979	1,675,416	3,549,484	1,649,779
Revenues from Fiscal Year	1,027,083	3,053,724	1,001,318	3,018,866
Total Liabilities and Shareholders' Equity	**12,099,672**	**11,271,122**	**17,510,035**	**16,981,474**

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2005	1Q 2004	4Q 2004	Chg.% 1Q05/1Q04
Net Revenues	**1,343,405**	**933,398**	**1,654,487**	44
Domestic Market	960,195	611,965	1,007,085	57
Export Market	383,210	321,433	647,402	19
COGS	(709,634)	(619,959)	(934,229)	14
Gross Profit	**633,771**	**313,439**	**720,258**	102
Gross Margin %	*47.2%*	*33.6%*	*43.5%*	*14 p.p.*
Operating Income (Expenses)	**(54,788)**	**(53,440)**	**(30,895)**	3
Selling	(16,689)	(16,332)	(22,975)	2
General and Administrative	(12,962)	(15,951)	(16,867)	-19
Others, Net	(25,137)	(21,157)	8,947	19
EBIT	**578,983**	**259,999**	**689,363**	123
EBIT Margin %	*43.1%*	*27.9%*	*41.7%*	*15 p.p.*
Financial Result	**(124,140)**	**(166,169)**	**(33,794)**	(25)
Equity Income	2,729	1,085	3,466	152
Operating Result	**457,572**	**94,915**	**659,035**	382
Non-Operating Income	(759)	(2,857)	(88,760)	(73)
Profit Before Taxes	**456,813**	**92,058**	**570,275**	396
Income Tax / Social Contribution	(157,958)	(31,359)	(153,266)	404
Income before Taxes	**298,855**	**60,699**	**417,009**	392
Minority Interests				
Net Income	298,855	60,699	417,009	392
Net Income per thousand shares	**0.07458**	**0.01515**	**0.10407**	
EBITDA	**663,543**	**323,163**	**771,644**	105
EBITDA Margin %	*49.4%*	*34.6%*	*46.6%*	*15 p.p.*
Depreciation	64,284	60,001	60,786	7

Companhia Siderúrgica Paulista - COSIPA
Consolidated Cash Flow
Brazilian GAAP (Legislação Societária)

R$ thousand	CONSOLIDATED	
	1Q 2005	1Q 2004
Operating Activities		
Net Income (Loss) in the Period	298,855	60,699
Financial Expenses and Monetary Var/Net Exchge Var	114,130	154,714
Depreciation, Exhaustion and Amortization	64,284	60,001
Investment Write-offs (Decrease in Permanent Assets)	227	0
Equity in the Results of Subsidiaries/Associated Companies	(2,729)	(1,361)
Dividend Income from Subsidiaries	0	362
Income Tax and Social Contribution	157,958	31,359
Provisions	16,825	52,312
Adjustment for Minority Participation	0	0
Total	**649,550**	**358,086**
Increase/Decrease of Assets		
Increase (Decrease) in Accounts Receivables	174,790	47,977
Increase (Decrease) in Inventories	(75,155)	(8,022)
Increase (Decrease) in Recovery of Taxes	(4,287)	20,259
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0
Increase (Decrease) in Judicial Deposits	(4,358)	(4,020)
Others	57,139	1,953
Total	**148,129**	**58,147**
Increase (Decrease) of Liabilities		
Increase (Decrease) in Suppliers	(21,676)	19,329
Amounts Owed to Affiliated Companies	0	2,665
Customers Advances	0	0
Tax Payable	2,496	4,673
Income Tax and Social Contribution	(68,212)	0
Others	17,190	4,997
Total	**(70,202)**	**31,664**
Cashflow Generated from Operating Activities	727,477	447,897
Financial Activities		
Inflow of Loans and Financing	133	1,094,213
Payment of Loans, Financing and Debentures	(249,103)	(887,955)
Interest Paid on Loans, Financing and Debentures	(75,537)	(125,032)
Swap Operation Redemptions	(50,784)	(15,558)
Dividends Paid	(15,286)	0
Net Funds from Financial Activities	(390,577)	65,668
Investment Activities		
(Additions) in Long-term Investments	0	0
(Additions) to Permanent Assets, except Deferred Charges	(20,941)	(24,979)
(Additions) Right off of permanent assets	0	0
Funds Used for Investments	(20,941)	(24,979)
Exchange Variation of Cash and Cash Equivalents	(4,555)	673
Cash Balance Change	311,404	489,259
At the Beginning of the Period	324,975	177,182
At the End of the Period	636,379	666,441

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Assets
Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Consolidated	
	31-mar-05	31-dec-04
Current Assets	**2,177,380**	**2,003,467**
Cash and Cash Equivalents	636,379	324,975
Trade Accounts Receivable	554,985	737,975
Taxes Recoverable	22,671	54,570
Inventories	918,026	842,871
Deferred Income Tax & Social Contrb'n	-	-
Other Securities Receivables	45,319	43,076
Long-Term Receivable	**391,189**	**432,349**
Deferred Income Tax & Social Contrb'n	259,139	307,029
Related Company Credits	-	-
Deposits at Law	80,523	75,358
Taxes Recoverable	2,951	3,479
Others	48,576	46,483
Permanent Assets	**4,828,995**	**4,866,346**
Investments	22,605	20,046
Property, Plant and Equipment	4,761,586	4,802,443
Deferred	44,804	43,857
Total Assets	**7,397,564**	**7,302,162**

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Liabilities and Shareholders' Equity
Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	31-mar-05	31-dec-04
Current Liabilities	**1,389,157**	**1,404,547**
Loans and Financing and Taxes Payable in Installments	673,112	660,627
Suppliers, Subcontractors and Freight	186,916	208,592
Taxes, Charges and Payroll Taxes	168,937	165,673
Deferred Taxes	43,458	46,075
Related Companies	-	-
Financial Instruments	57,520	81,060
Actuarial Liabilities	10,527	11,166
FEMCO	1,446	2,845
Dividends Payable	117,826	117,832
Others	129,415	110,677
Long-Term Liabilities	**3,582,884**	**3,770,946**
Loans and Financing and Taxes Payable in Installments	2,308,986	2,507,911
Related Companies	-	-
Provision for Contingencies	392,876	382,743
Actuarial Liability	363,413	357,306
Financial Instruments	322,615	317,704
FEMCO	4,497	5,814
Deferred Taxes	137,617	145,904
Others	52,880	53,564
Minority Interests	**-**	**-**
Shareholders' Equity	**2,425,523**	**2,126,669**
Capital	1,763,814	1,763,814
Reserves	362,854	362,855
Revenues from Fiscal Year	298,855	-
Total Liabilities and Shareholders' Equity	**7,397,564**	**7,302,162**

Sales Volume Breakdown - Consolidated

Thousand tons	1Q 2005		1Q 2004		4Q 2004		Chg. 1Q05/1Q04
TOTAL SALES	1,768	100%	1,910	100%	2,170	100%	-7%
Heavy Plates	376	21%	426	22%	447	21%	-12%
Hot Coils/Sheets	511	29%	538	28%	553	25%	-5%
Cold Coils/Sheets	453	26%	470	25%	553	25%	-4%
Electrogalvanized Coils	73	4%	66	3%	61	3%	11%
Hot Dip Galvanized Coils	73	4%	73	4%	95	4%	0%
Processed Products	64	4%	107	6%	102	5%	-40%
Slabs	218	12%	230	12%	359	17%	-5%
TOTAL SALES - DOMESTIC MARKET	1,384	78%	1,379	72%	1,542	71%	0%
Heavy Plates	306	17%	301	16%	347	16%	2%
Hot Coils/Sheets	486	28%	490	26%	523	23%	-1%
Cold Coils/Sheets	394	22%	371	19%	434	20%	6%
Electrogalvanized Coils	51	3%	49	3%	60	3%	4%
Hot Dip Galvanized Coils	73	4%	64	3%	78	4%	14%
Processed Products	41	2%	65	3%	64	3%	-37%
Slabs	33	2%	39	2%	36	2%	-15%
TOTAL SALES - EXPORTS	384	22%	531	28%	628	29%	-28%
Heavy Plates	70	5%	125	7%	100	5%	-44%
Hot Coils/Sheets	25	1%	48	3%	30	1%	-48%
Cold Coils/Sheets	59	3%	99	5%	119	5%	-40%
Electrogalvanized Coils	22	1%	17	1%	1	0%	29%
Hot Dip Galvanized Coils	-	0%	9	0%	17	1%	-100%
Processed Products	23	1%	42	2%	38	2%	-45%
Slabs	185	11%	191	10%	323	15%	-3%

Net Revenues per ton - Consolidadet

RS / ton.	1Q 2005	1Q 2004	4Q 2004
Total	1,836	1,173	1,698
Heavy Plates	2,034	1,107	1,843
Hot Coils/Sheets	1,654	1,022	1,466
Cold Coils/Sheets	1,922	1,296	1,851
Electrogalvanized Coils	2,291	1,658	2,237
Hot Dip Galvanized Coils	2,289	1,661	2,201
Processed Products	2,342	1,530	2,245
Slabs	1,081	769	1,150

Sectorial Sales - Consolidated

Thousand Tons	1Q 2005		1Q 2004		4Q 2004		Chg. 1Q05/4Q04
Domestic Market	1,384	100%	1,379	100%	1,542	100%	0%
Auto	162	11%	144	10%	174	11%	13%
Autoparts	208	14%	176	13%	197	13%	18%
Shipbuilding	23	2%	30	2%	22	1%	-23%
Line Pipes	104	7%	70	5%	108	7%	49%
Small Diameter Pipes	97	7%	119	9%	102	7%	-18%
Packaging	28	2%	25	2%	33	2%	12%
Household Appliances	25	2%	29	2%	37	2%	-14%
Civil Construction	105	8%	128	9%	117	8%	-18%
Electrical Equipment	64	5%	54	4%	62	4%	19%
Distributors	334	23%	385	28%	429	28%	-13%
Industrial Equipment	39	3%	52	4%	39	3%	-26%
Others	195	16%	167	12%	222	14%	17%

Market Share - Usiminas System (*)

(% volume)

	1Q 2005 (*)	2004 (*)	2003 (*)	2002 (*)
DOMESTIC MARKET	51%	55%	60%	62%
Auto	57%	55%	62%	62%
Autoparts	59%	62%	67%	73%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	64%	63%	58%	54%
Household Appliances	34%	36%	44%	44%
Line Pipes	95%	98%	95%	100%
Small Diameter Pipes	53%	60%	68%	80%
Packaging	14%	15%	16%	14%
Civil Construction	41%	48%	58%	54%
Distributors	42%	51%	59%	62%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.

Source: Information System IBS

Loans and Financing by Index - Consolidated

R$ million	31-mar-05 Short Term	Long Term	TOTAL	31-dec-04 TOTAL	Chg. 1Q05/4Q04
TOTAL DEBT					
Foreign Currency (*)	841,251	2,634,137	3,475,388	3,846,191	-10%
IGP-M	110,976	167,373	278,349	331,214	-16%
TJLP	220,898	300,095	520,993	584,100	-11%
Others	54,919	60,635	115,554	104,790	10%
Sub-Total	1,228,044	3,162,240	4,390,284	4,866,295	-10%
Taxes Payable in Installments	24,294	157,511	181,805	181,920	0%
TOTAL	1,252,338	3,319,751	4,572,089	5,048,215	-9%
FEMCO	10,527	341,481	352,008	348,523	1%
TOTAL DEBT	1,262,865	3,661,232	4,924,097	5,396,738	-9%
Cash and Cash Equivalents			2,333,825	1,902,174	23%
NET DEBT			2,590,272	3,494,564	-26%

(*) 99.2% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	1Q 2005	1Q 2004	Chg. 1Q05/1Q04
Monetary Effects	(29,449)	(46,538)	-37%
Exchange Variation	(22,948)	(24,540)	-6%
Hedge Income (Expenses)	(63,281)	(55,440)	14%
Interest on Loans, Financing, ACC's and Pre-Payment	(93,128)	(154,773)	-40%
Financial Income	84,501	42,369	99%
Other Financial Expenses	(35,983)	(14,511)	148%
NET INTEREST INCOME	(160,288)	(253,433)	-37%